August 23, 2011

FILED ON EDGAR AS CORRESPONDENCE

Justin Dobbie,
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re: Development Capital Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1
Filed August 23 , 2011
File No. 333-174240

Dear Mr. Dobbie

General

1. We have moved the location of our financial statements so that they are included in the prospectus so that they are located just prior to the back cover page beginning on Part II of the registration statement.

Prospectus Summary, page 4
Our Business, page 4

2. We have reconciled our disclosures to reflect that we have $22,132 of cash and cash equivalents as of June 30, 2011, in the last paragraph of the section captioned “Our Business” on page 4 and in the first risk factor on page 7, and in the Liquidity section on  page 25.

Risk Factors, Page 6
Risks Related to our Financial Condition and Business Model, page 6
If we are unable to generate sufficient revenues for our operating expenses, page 7

3. We have revised our second to the last sentence to clarify that we have no agreements with management to provide us with financing in the Risk Factor with the heading captioned, “If we are unable to generate sufficient revenues for our operating expenses” on page 7 and in the Liquidity section on page 25.

Business, page 18
Our Services, page 19

4. We have revised our disclosures to provide greater detail of our principal services and our operations within each service identifying our customers that have utilized each service and the types of shipping arrangements we have provided on page 19.

Our Transportation Providers, Page 20

5. We have deleted the third, fourth and fifth paragraphs which were misplaced in the section captioned, “Our Transportation Providers” on page 20.

Material Agreements, page 23
Customers, page 23

6. We have revised our disclosure to consistently reflect that we have non-exclusive agreements with Svitco Enterprise and Pacific West on page 23.

Management’s Discussion and Analysis of Financial Condition, page 25

7. We have discussed in greater detail our operating expenses including reconciling our compensation expenses of $30,800 during this period on page 25.

Liquidity, Page 25

8. We have revised our disclosure under the section captioned “Liquidity” on page 25 to provide detail of our expenditures on the monthly burn rate.

9. We have reconciled our disclosures on page 25 to reflect our monthly burn rate post offering is $5,667 and our annual SEC reporting costs are $42,000.

10. We have reconciled our disclosure in the second to the last paragraph to reflect we have assets of $31,332 as of June 30, 2011.

Plan of Operations, Page 26

11. We have revised our disclosure to provide a more detailed plan of operations for the next twelve months and rolled the dates forward to reflect our plan from present until September 2012 on page 26.

12. We have updated our disclosure that we expect our website to be operational by September 15, 2011 on pages 18 and 26.

13. Summary Compensation Table.

We have deleted the total row of the summary compensation table and totaled the compensation for Andriy and Viktoriya Korobkin on page 31.

Signatures, page 41

14.   We have revised the second half of the signature page to reflect that Viktoriya Korobkin is our principal financial officer.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely
/s/Andriy Korobkin
Andriy Korobkin
Chief Executive Officer